

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2022

Michael Brophy
Chief Financial Officer
Natera, Inc.
13011 McCallen Pass
Building A Suite 100
Austin, Texas 78753

      Re: Natera, Inc.
          Form 10-K for the Year Ended December 31, 2020
          Form 10-Q for the Period Ended September 30, 2021
          File No. 001-37478

Dear Mr. Brophy:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Life Sciences